July 24, 2015

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	HCI Group, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 10, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed May 1, 2015

File No. 001-34126

Dear Mr. Rosenberg:

We are writing in response to your letter dated July 15, 2015. For convenience in reviewing our responses, we have reprinted in bold your comment prior to our response.

Form 10-K for the Year Ended December 31, 2014

Risk Factors

1.	We note your response to our prior comment 1. Please revise your risk factor disclosure to include your proposed risk factor disclosure in your next 10-Q or amended 10-K.

We will include the proposed risk factor disclosure in our next Form 10-Q which will be filed for the quarter ended June 30, 2015.

Form 10-Q for the quarterly period ended March 31, 2015

Results of Operations

Comparison of the Three Months ended March 31, 2015 to the Three Months ended March 31, 2014

Revenues, page 30

2.	Refer to your response to our prior comment 7. Please provide proposed disclosure to be provided in future periodic reports, starting with your next Form 10-Q for the quarter ended June 30, 2015, that indicates the effect of assuming policies (i.e. wind only) outside of hurricane season on your net premiums earned and the effect of buying additional catastrophe reinsurance on June 1, which is when your reinsurance treaties become effective, will have on your future operations.

We propose to update the following disclosures in our Form 10-Q for the quarter ended June 30, 2015 and future Form 10-Q or Form 10-K filings as applicable. As we have not yet filed our Form 10-Q for the quarter ended June 30, 2015, amounts and percentages related to 2015 have been redacted from the paragraphs below.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 24, 2015

Comparison of the Three Months ended June 30, 2015 to the Three Months ended June 30, 2014

Revenue

Gross Premiums Earned for the three months ended June 30, 2015 and 2014 were approximately $[        ] and $91,221,000, respectively. The $[        ] increase over the corresponding period in 2014 was primarily attributable to the assumption from Citizens of approximately 6,000 homeowners multi-peril policies and approximately 30,000 wind-only policies in December 2014 and the assumption of 4,000 primarily homeowners multi-peril policies in February 2015. For the three months ended June 30, 2015, gross premiums earned included approximately $[        ] and $[        ] from the December 2014 and February 2015 assumptions, respectively.

Premiums Ceded for the three months ended June 30, 2015 and 2014 were approximately $[        ] and $28,572,000, respectively, representing [        ]% and 31.3%, respectively, of gross premiums earned. The decrease in net ceded premiums as a percentage of gross earned premium is primarily attributable to the aforementioned assumption of wind-only policies in December 2014, which accounted for approximately $[        ] in gross premiums earned during the three months ended June 30, 2015. Because this assumption transaction was completed outside of hurricane season, we elected not to buy additional catastrophe reinsurance until June 1, 2015, which is when our reinsurance treaties became effective for the 2015/2016 hurricane season. As such, the three-month period ended June 30, 2015 includes only one month of reinsurance coverage applicable to the December 2014 assumption, resulting in a lower ratio of net ceded premiums to gross premiums earned. For each of the remaining two quarters of 2015, we expect net ceded premiums will be in the range of $[        ] to $[        ] as these quarters will reflect the full impact of our current reinsurance program.

Our premiums ceded represent amounts paid to reinsurers to cover losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance treaties and to assume proportional share of losses defined in one quota share arrangement. For the three months ended June 30, 2015 and 2014, premiums ceded reflect reductions of approximately $[        ] and $5,056,000, respectively, related to the provisions under certain reinsurance contracts. See “Economic Impact of Reinsurance Contracts with Retrospective Provisions” under “Critical Accounting Policies and Estimates.” Our reinsurance rates are based primarily on policy exposures reflected in gross premiums earned.

We look forward to your response to our proposed changes to be reflected in our future filings with the Securities and Exchange Commission as outlined above. Further, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 24, 2015

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 813-405-3675 should you have questions or need additional information.

Sincerely,

HCI Group, Inc.

/s/ Richard R. Allen
Richard R. Allen
Chief Financial Officer